Exhibit 17.2

From: __________________ <__________________>
Sent: Tuesday, August 22, 2023 10:14 AM
To: 'Stacy Congdon' <__________________>; Jared Vitemb <__________________>; 'Brad Radoff' <__________________>
Cc: Deverl Maserang <__________________>; 'Al Poe' <__________________>
Subject: RE: [EXTERNAL] - RE: 8-k Re Intention Not to Stand for Re-Election - __________________

Stacy/Jared,

Speaking for myself, these are the points that I want to convey to the Company:

1.	I am declining the opportunity to “early commit” presented to me under the terms of the Cooperation Agreement.

2.
I believe the removal of the standstill agreement is in the best interest of shareholders. (I don’t believe that my decision to decline the offer extended has an impact on the standstill.  My understanding following a discussion with Jared is that only Brad’s decision would impact the standstill).

3.
I will leave the option to remain on the Board open until the proxy needs to be filed for the Annual Meeting.  If at that time, my fellow Board members would still support my renomination, I will re-evaluate my decision based on what improvements have been made within the company between now and then (if any).

4.	I strongly believe that further changes at the Company are required.

5.	I will continue to actively serve alongside my fellow directors and fulfill all of my responsibilities between now and the end of my term.

Hopefully, you will see this as a reasonable approach to where we are right now.  I don’t believe we should get to the point where we need to attach formal letters from either myself or from Brad (I do believe that could potentially be more damaging to the company). Based on my points above, Option A for the 8k is an accurate reflection to me. Option B is not and would not be acceptable.

Let’s discuss if we need to.

Thanks,
Dave